Exhibit 1

FOR IMMEDIATE RELEASE	1 FEBRUARY 2016

WPP PLC (“WPP”)

greyhealth group acquires The Lathe in the US

WPP announces that its wholly-owned operating company ghg/greyhealth group (“ghg”), has acquired The Lathe, LLC (“The Lathe”), a mobile app developer and digital design company specializing in health care in the US.

The Lathe’s unaudited revenues were approximately US$4 million as of December 31, 2015. Clients include Bayer, Health Brand Group, Roche and other health care and pharmaceutical companies. The Lathe employs 20 people and is based in New York. It was founded in 2003.

This acquisition continues WPP’s strategy of investing in digital and important disciplines such as health care in the US. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$ 19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In the US, WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ around 25,000 people.

Ghg is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates, the companies in this group generate revenues of US$6 billion and employ over 70,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239